PERICOM SEMICONDUCTOR CORPORATION

3545 NORTH FIRST STREET

SAN JOSE, CA 95134

April 23, 2007

Mr. Kevin L. Vaughn

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pericom Semiconductor Corporation Comment Letters dated January 16 and March 12, 2007

Dear Mr. Vaughn:

We, Pericom Semiconductor Corporation (the “Company” or “Pericom”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter of March 12, 2007, which reflected the remaining comments from your earlier letter of January 16, 2007 to Pericom. For the convenience of the Staff, we have set forth the Staff’s comments from the March 12, 2007 letter in bold and italicized typed below.

Form 10-K for the year ended July 1, 2006

Exhibit 99.1 – Pericom Technology, Inc. Audited Financial Statements

1. Please refer to prior comment 5. In accordance with Article 2-02 of Regulation S-X and Release no. 34-49708, please amend the form 10-K to include financial statements for PTI that are audited in accordance with US GAAS or PCAOB (United States) standards.

Company response: As requested by the Staff, we filed today a Form 10-KA with financial statements for PTI at June 30, 2006 and for the fiscal year ended June 30, 2006 that are audited in accordance with US GAAS standards. A copy of the Form 10-KA is enclosed herewith for your convenience.

2. Please refer to prior comment 4. We note from your response that your equity in the pre-tax income of PTI was 30.6% and, as a result, the Item 17 of Form 20-F reconciliation would be required. However, we note the company’s representation that no material adjustments would result from applying US GAAP to your financial statements. In the amended Form 10-K, please revise the PTI financial statements to include a note

Mr. Kevin L. Vaughn

April 23, 2007

Page Two

that discusses the information required by Item 17 of Form 20-F and, if true, include a statement that such a reconciliation was not presented since there are no material differences between the Hong Kong GAAP and the US GAAP policies applied and there would be no material adjustments to the financial statements in order to present them in accordance with US GAAP. Otherwise, please advise us.

Company response: We refer to Note 24 of the PTI financial statements wherein PTI’s independent auditor states that there are no material differences between Hong Kong GAAP and US GAAP applicable to these financial statements.

3. Notwithstanding the preceding comment, we note certain policies described in the notes to the PTI financial statements that do not appear consistent with US GAAP. For example, we note specifically the goodwill impairment policy disclosed in Note 4(h), the inventory impairment policy disclosed in Note 4(o) and your revenue recognition policies disclosed in Note (o). Tell us how you concluded that no material reconciling adjustments relating to these items would result in a reconciliation of Hong Kong GAAP to US GAAP for the period presented.

Company response: We have relied on advice from PTI’s auditors that no material reconciling adjustments relating to goodwill impairment, inventory impairment or revenue recognition would be necessary between the Hong Kong GAAP financial statements and US GAAP treatment of these items for the period presented. Specifically, PTI had a goodwill balance of $269,000 on its June 30, 2006 balance sheet and incurred no impairment charge during its fiscal year then ended. As to inventory impairment, Hong Kong GAAP differs from US GAAP as Hong Kong GAAP allows write down reversals (up to the amount of the original write-down) while US GAAP does not. During PTI’s fiscal year ended June 30, 2007, there was inventory write-downs, but there were no inventory write-down reversals. With respect to revenue recognition, our auditor has indicated that, given the similarity of the Hong Kong GAAP and US GAAP standards and their application to PTI’s revenue for its fiscal year ended June 30, 2007, any differences would not have any significant financial impact on the results and the financial position of the Group for its fiscal year ended June 30, 2006. We believe that note 24 to the PTI financial statements included in the 10-KA is consistent with each of these positions.

Mr. Kevin L. Vaughn

April 23, 2007

Page Three

Form 8-K amended November 23, 2005

4. Please refer to prior comment 11. In accordance with Article 2-02 of Regulation S-X and Release no. 34-49708, please amend this Form 8-K to include financial statements that are audited in accordance with US GAAS or PCAOB (United States) standards.

Company response: In our response to Comment 10 in the Staff’s letter of January 16, 2007, we provided our analysis as to why the reconciliation requirements of paragraphs (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of Item 17 of Form 20-F would not apply with respect to the financial statements of eCera Comtek Corporation (“eCera”) on the basis of the 30% threshold specified in paragraph (c)(2)(v) of Item 17 of Form 20-F. We respectfully submit that, because eCera falls below that 30% threshold for all three of these tests, Rule 3-05 and Item 17 in combination do not require that these financial statements be prepared in accordance with U.S. generally accepted accounting principles and standards.

If U.S. GAAS compliant financial statements for eCera for December 31, 2003 and December 31, 2004 are required, we believe that we will have substantial difficulty complying with this requirement as we have tried repeatedly to obtain the cooperation of Diwan, Ernst & Young, eCera’s auditors who prepared the original financial statements, to obtain US GAAP and GAAS compliant reconciliations of the financial statements to the Form 8-K in question. Diwan, Ernst & Young, which does not provide any auditing services for Pericom, has declined our repeated requests to assist us in responding to the Staff’s comment. As a result, we have no ability to revise these financial statements to comply with US GAAS or GAAP through Diwan, Ernst & Young.

To address this problem, we have further contacted other accounting firms to comply with the Staff’s request and have consistently been told that engagement of a new audit firm would not involve any reconciliation of the existing financials for eCera, but an entirely new audit at a cost to us estimated at $200,000. We respectfully submit that such cost and expense will adversely affect our stockholders substantially more than any benefit that they would receive from any U.S. GAAS compliant financial statements for these periods, which ended over two and three years from the current date.

Given (i) the amount of time that has passed since the dates of these financial statements, (ii) that eCera falls below all three of the 30% thresholds specified in Rule 3-05 and Item 17 of Form 20-F and (iii) that eCera results have been consolidated in our audited results since September 7, 2005 acquisition date for eCera, we respectfully request that the Staff not require US GAAS or PCAOB financial statements to be prepared for eCera at this time.

5. Please refer to prior comment 12. The notice to readers included herein appears to suggest that this document is not a fair and accurate English translation of the financial

Mr. Kevin L. Vaughn

April 23, 2007

Page Four

statements. Consistent with Exchange Act Rule 12b-12(d), the financial statements filed with us should be a fair and accurate English translation of the entire foreign language document and, as a result, the notice to readers would be unnecessary. Please amend this Form 8-K to remove this language and confirm that the financial statements reflect a fair and accurate English translation of the entire document, including the audit report.

Company response: As part of our efforts to engage Diwan, Ernst & Young to assist in amending our 8-K, we have asked that the statement referenced above be eliminated from any reconciled financial statements that are prepared by Diwan, Ernst & Young. We understandably cannot alter any portion of the Diwan, Ernst & Young prepared financial statements, including the opinion, without the consent of that accounting firm, which has been unable to assist us in any way in revising these financial statements to comply with the Staff’s comments. We wish to supplementally confirm to the Staff that the financial statements reflect an accurate English translation on the basis of our internal review of the Chinese version by Chinese fluent members of our internal accounting department.

Form 10-Q for the quarter ended December 30, 2006

Item 2:	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Selling, General and Administrative, page 18

6. We note from your disclosure that compliance and audit fees increased by approximately $500,000 as the result of switching from an accrual method to an incurred method for such costs. Please tell us why both your former method of recording such fees on an accrual method and your new method of recording on an incurred method are appropriate under US GAAP. In addition, explain to us in greater detail why this change resulted in such a large change in your financial statements.

Company response: Through the end of fiscal 2005, the Company accrued all audit and compliance fees in accordance with the GAAP matching principle in which audit fees were expensed in the fiscal year under audit. Commencing in fiscal 2006, the Company changed its policy to begin recording the compliance and related fees when incurred based on an AICPA technical practice aid issued in March of 2005.

In comparison with respect to the six months ended December 30, 2006, most of the Sarbanes Oxley 404 and audit fees realized for the fiscal 2006 audit were recognized when incurred during the first six months of fiscal 2007, while the audit fees for the fiscal 2005 audit were recognized primarily during fiscal 2005; this represented a significant increase in the first six months of 2007 as compared to the same period in fiscal 2006.

Mr. Kevin L. Vaughn

April 23, 2007

Page Five

Please direct any questions or comments regarding this response to the undersigned.

Sincerely,

/s/ Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
(408) 435-0800 X426